UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ALLIS-CHALMERS ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019645407

(CUSIP Number)

Seth R. Molay

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

(214) 969-4780

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 12 Pages

Exhibit Index: Page 7

CUSIP No. 019645407	Page 2 of 12 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Alejandro Pedro Bulgheroni

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Argentina/Italy

	7	Sole Voting Power
Number of Shares		2,707,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,707,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,707,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

7.6%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 019645407	Page 3 of 12 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Associated Petroleum Investors Ltd.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

6	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power
Number of Shares		2,700,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,700,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,700,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

7.6%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 019645407	Page 4 of 12 Pages

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Allis-Chambers Energy Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated August 24, 2006, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows to report the acquisition of additional Shares by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition reported in this Amendment No. 2 was the working capital of the Reporting Persons. The total purchase price for the Shares was $2,860,000.

Item 4.	Purpose of Transaction.

The Shares were acquired in the ordinary course of business and were not acquired with the purpose of intent of changing or influencing the control of the Issuer. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)    (i) As of August 1, 2008, the number of Shares outstanding was 35,511,072 according to the Issuer’s Form 10-Q filed on August 8, 2008. As of the Date of Event, Mr. Bulgheroni may be deemed the beneficial owner of 2,707,000 Shares (approximately 7.6% of the total number of Shares outstanding). This number includes (A) 7,000 Shares held for the benefit of Mr. Bulgheroni; (B) 1,700,000 Shares held for the account of Associated Petroleum Investors Ltd. (“API”); and (C) 1,000,000 Shares held for the account of Global Oilfield Holdings Ltd (formerly Bridas International Holdings Limited) (“Global”).

(ii) As of the Date of Event, API may be deemed the beneficial owner of 2,700,000 Shares (approximately 7.6% of the total number of Shares outstanding). This number includes (A) 1,700,000 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.

(b)    (i) As of the Date of Event, Mr. Bulgheroni (as a result of his positions with API and Global) may be deemed to have the sole power to direct the voting and disposition of 2,707,000 Shares. This number includes (A) 7,000 Shares held for the benefit of Mr. Bulgheroni; (B) 1,700,000 Shares held for the account of API; and (C) 1,000,000 Shares held for the account of Global.

(ii) As of the Date of Event, API (by virtue of its ownership of Global) may be deemed to have the sole power to direct the voting and disposition of 2,700,000 Shares. This number includes (A) 1,700,000 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.

(c)        Except as described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

(d)       Global has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for its account.

(e)	Not applicable.

CUSIP No. 019645407	Page 5 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

On October 14, 2008, API entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Munawar H. Hidayatallah and Janyne P. Hidayatallah, as trustees of the Hidayatallah Family Trust (the “Trust”). Pursuant to the Stock Purchase Agreement, API purchase 400,000 Shares from the Trust for an aggregate purchase price of $2,860,000. A copy of the Stock Purchase Agreement is incorporated by reference hereto as Exhibit A and incorporated herein by reference in response to this Item 6. The foregoing descriptions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 019645407	Page 6 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2008	ASSOCIATED PETROLEUM INVESTORS LTD.

By:	/s/ Alejandro Pedro Bulgheroni
Name:	Alejandro Pedro Bulgheroni
Title:	President

Date: October 17, 2008	ALEJANDRO PEDRO BULGHERONI

/s/ Alejandro Pedro Bulgheroni

CUSIP No. 019645407	Page 7 of 12 Pages

EXHIBIT INDEX

Page No.

A.	Stock Purchase Agreement, dated as of August 14, 2008, by and between Munawar H. Hidayatallah and Jayne P. Hidayatallah, as trustees of the Hidayatallah Family Trust and Associated Petroleum Investors Ltd	8